UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145
Washington, D.C. 20549	Expires: December 31, 2005
SCHEDULE 13G	Estimated average burden hours per response. . 11

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Tuesday Morning Corporation

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

899035 50 5

(CUSIP Number)

December 31, 2003

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 899035 50 5

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Capital Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 14,588,526 (See Item 4)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 14,588,526 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,588,526 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 35.7%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 14,588,526 (See Item 4)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 14,588,526 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,588,526 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 35.7%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Madison Dearborn Partners, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power - 0 -

	6.	Shared Voting Power 14,588,526 (See Item 4)

	7.	Sole Dispositive Power - 0 -

	8.	Shared Dispositive Power 14,588,526 (See Item 4)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 14,588,526 (See Item 4)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 35.7%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
(a)	Name of Issuer Tuesday Morning Corporation
(b)	Address of Issuer’s Principal Executive Offices 6250 LBJ Freeway Dallas, Texas 75240

Item 2.
(a)	Name of Person Filing

This Schedule 13G is being jointly filed by each of the following persons pursuant to Rule 13-d(1)(k) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities and Exchange Act of 1934, as amended (the “Act”):

Madison Dearborn Capital Partners II, L.P., Madison Dearborn Partners II, L.P., Madison Dearborn Partners, Inc.,
each, a “Reporting Person” or collectively, the “Reporting Persons.”

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act.  Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

(b)	Address of Principal Business Office or, if none, Residence
The address of the principal business office of each of the Reporting Persons is Three First National Plaza, Suite 3800, Chicago, Illinois 60602.
(c)	Citizenship
Each of the Reporting Persons that are entities is organized under the laws of the State of Delaware.
(d)	Title of Class of Securities Common Stock, par value $0.01 per share.
(e)	CUSIP Number 899035 50 5

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
Madison Dearborn Capital Partners II, L.P. (“MDCP II”) directly owns 14,588,526 shares of Common Stock of the Company. Thus, MDCP II beneficially owns 14,588,526 shares of Common Stock of the Issuer.

MDCP II is managed by its general partner, Madison Dearborn Partners II, L.P. (“MDP II”).  Dispositive and voting power of securities owned by MDCP II is shared at MDP II by an advisory committee of limited partners of MDP II and by the general partner of MDP II, Madison Dearborn Partners, Inc. (“MDP I”).  For purposes of Rule 13d-3 of the Act, MDP II and MDP I may be deemed to have shared voting and dispositive power with respect to the 14,588,526 shares of Common Stock of the Issuer beneficially owned by MDCP II.

The Reporting Persons may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Act.  Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this statement held by any other person.  The Reporting Persons expressly disclaim that they have agreed to act as a group other than as described in this Schedule 13G.

	(b)	Percent of class:

35.7%.  All ownership percentages of the securities reported herein are based upon 40,884,275 shares of Common Stock outstanding as of October 27, 2003, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 4, 2003, for the fiscal quarter ended September 30, 2003.

	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote - 0 -
		(ii)	Shared power to vote or to direct the vote 14,588,526
		(iii)	Sole power to dispose or to direct the disposition of - 0 -
		(iv)	Shared power to dispose or to direct the disposition of 14,588,526

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
See response to Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2004

MADISON DEARBORN CAPITAL PARTNERS II, L.P.

By: Madison Dearborn Partners II, L.P.
Its: General Partner

By: Madison Dearborn Partners, Inc.
Its: General Partner

	By:	/s/ Robin P. Selati
Robin P. Selati, Managing Director

MADISON DEARBORN PARTNERS II, L.P.

By: Madison Dearborn Partners, Inc.
Its: General Partner

	By:	/s/ Robin P. Selati
Robin P. Selati, Managing Director

MADISON DEARBORN PARTNERS, INC.

	By:	/s/ Robin P. Selati
Robin P. Selati, Managing Director